UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 25, 2019 (October 24, 2019)

FLUSHING FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-33013	11-3209278
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(IRS Employer Identification No.)

220 RXR Plaza, Uniondale, NY 11556

(Address of principal executive offices, including zip code)

(718) 961-5400

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 140.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	FFIC	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR 240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure

On October 25, 2019, Flushing Financial Corporation (NASDAQ: FFIC) (“Flushing Financial”) released a presentation to investors about the Transaction (as defined below under Item 8.01). The presentation is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

The preceding information, as well as Exhibit 99.1 to this Current Report on Form 8-K, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, or incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 8.01	Other Events

On October 25, 2019, Flushing Financial and Empire Bancorp, Inc. (“Empire”) issued a joint press release announcing the execution of an Agreement and Plan of Merger, dated as of October 24, 2019, by and among Flushing Financial, Empire and Lighthouse Acquisition Co., Inc., a wholly owned subsidiary of Flushing Financial, pursuant to which Empire will be merged with and into Flushing Financial (the “Transaction”). A copy of the joint press release is attached to this Current Report on Form 8-K as Exhibit 99.2 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits. The following exhibits are filed with this report:

Exhibit No.	Description

99.1	Investor Presentation, dated October 25, 2019

99.2	Joint Press Release, issued by Flushing Financial and Empire on October 25, 2019

104	Cover Page Interactive File (the cover page tags are embedded within the Inline XBRL document).

Cautionary Notes on Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the proposed transaction; the expected timing of the completion of the proposed transaction; the ability to complete the proposed transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the proposed transaction; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “seek,” “plan,” “may,” “will,” “should,” “could,” “would,” “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions or negatives of these words. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither Flushing Financial nor Empire assumes any duty and does not undertake to update any forward-looking statements. Because forward-looking statements are by their nature, to different degrees, uncertain and subject to assumptions, actual results or future events could differ, possibly materially, from those that Flushing Financial or Empire anticipated in its forward-looking statements, and future results could differ materially from historical performance.

Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in Flushing Financial’s Annual Report on Form 10-K and those disclosed in Flushing Financial’s other periodic reports filed with the Securities and Exchange Commission (the “SEC”), as well as the possibility that the expected benefits of the proposed transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the proposed Transaction may not be timely completed, if at all; that prior to the completion of the proposed Transaction or thereafter, Flushing Financial’s and Empire’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the proposed transaction; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ shareholders, customers, employees and other constituents to the proposed Transaction; and diversion of management time on merger-related matters. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement and prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed Transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. For any forward-looking statements made in this report or in any documents, Flushing Financial and Empire claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information about the Proposed Transaction

In connection with the proposed Transaction, Flushing Financial intends to file a registration statement on Form S-4 with the SEC that will include a proxy statement of Empire and a prospectus of Flushing Financial, and Flushing Financial will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and shareholders of Flushing Financial and Empire are urged to carefully read the entire registration statement, proxy statement and prospectus when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed Transaction. A definitive proxy statement will be sent to the shareholders of Empire seeking the required shareholder approvals. When available, copies of the registration statement, the proxy statement and the prospectus may be obtained free of charge from the SEC’s website at www.sec.gov, from Flushing Financial by sending a written request to Flushing Financial Corporation, 220 RXR Plaza, Uniondale, NY 11556, Attn: Susan K. Cullen or calling 718-961-5400, and from Empire by sending a written request to Empire Bancorp, Inc., 1707 Veterans Highway, Islandia, NY 11749, Attn: William Franz, or calling 631-348-4444.

Investors and shareholders are also urged to carefully review and consider Flushing Financial’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and proxy statements. The documents filed by Flushing Financial with the SEC may be obtained free of charge from the SEC’s website at www.sec.gov or through a link on Flushing Financial’s website at www.flushingbank.com. These documents may also be obtained free of charge from Flushing Financial by sending a written request to Flushing Financial Corporation, 220 RXR Plaza, Uniondale, NY 11556, Attn: Susan K. Cullen, or calling 718-961-5400.

Participants in the Solicitation

Flushing Financial, Empire and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Empire’s shareholders in connection with the proposed Transaction. Information about the directors and executive officers of Flushing Financial and their ownership of Flushing Financial common stock is set forth in the proxy statement for Flushing Financial’s 2019 Annual Meeting of Stockholders filed with the SEC on April 18, 2019. Information about the directors and executive officers of Empire is available on Empire’s website at empirenb.com. Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies from Empire’s shareholders in connection with the proposed Transaction may be obtained by reading the proxy statement and prospectus regarding the proposed transaction when it becomes available. Once available, free copies of the proxy statement and prospectus may be obtained as described in the preceding paragraph.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FLUSHING FINANCIAL CORPORATION

/s/ Maria A. Grasso
Date: October 25, 2019	Maria A. Grasso
Senior Executive Vice President and Chief Operating Officer

Flushing Financial to Acquire Empire Bancorp October 2019 Exhibit 99.1

Cautionary Notes on Forward-Looking Statements and Additional Information This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the proposed transaction; the expected timing of the completion of the proposed transaction; the ability to complete the proposed transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the proposed transaction; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “seek,” “plan,” “may,” “will,” “should,” “could,” “would,” “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions or negatives of these words. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither Flushing nor Empire assumes any duty and does not undertake to update any forward-looking statements. Because forward-looking statements are by their nature, to different degrees, uncertain and subject to assumptions, actual results or future events could differ, possibly materially, from those that Flushing or Empire anticipated in its forward-looking statements, and future results could differ materially from historical performance.   Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in Flushing’s Annual Report on Form 10-K and those disclosed in Flushing’s other periodic reports filed with the Securities and Exchange Commission (the “SEC”), as well as the possibility that the expected benefits of the proposed transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the proposed transaction may not be timely completed, if at all; that prior to the completion of the proposed transaction or thereafter, Flushing’s and Empire’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the proposed transaction; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ shareholders, customers, employees and other constituents to the proposed transaction; and diversion of management time on merger-related matters. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement and prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. For any forward-looking statements made in this report or in any documents, Flushing and Empire claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.   Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. In connection with the proposed transaction, Flushing intends to file a registration statement on Form S-4 with the SEC that will include a proxy statement of Empire and a prospectus of Flushing, and Flushing will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and shareholders of Flushing and Empire are urged to carefully read the entire registration statement, proxy statement and prospectus when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed transaction. A definitive proxy statement will be sent to Empire shareholders seeking the required shareholder approvals. When available, copies of the registration statement, the proxy statement and the prospectus may be obtained free of charge from the SEC’s website at www.sec.gov, from Flushing by sending a written request to Flushing Financial Corporation, 220 RXR Plaza, Uniondale, NY 11556, Attn: Susan K. Cullen or calling 718-961-5400, and from Empire by sending a written request to Empire Bancorp, 1707 Veterans Highway, Islandia, NY 11749, Attn: Bill Franz or calling 631-348-4444. Investors and shareholders are also urged to carefully review and consider Flushing’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and proxy statements. The documents filed by Flushing with the SEC may be obtained free of charge from the SEC’s website at www.sec.gov or through a link on Flushing’s website at www.flushingbank.com. These documents may also be obtained free of charge from Flushing by sending a written request to Flushing Financial Corporation, 220 RXR Plaza, Uniondale, NY 11556, Attn: Susan K. Cullen, or calling 718-961-5400. Flushing, Empire and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Empire’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Flushing and their ownership of Flushing common stock is set forth in the proxy statement for Flushing’s 2019 Annual Meeting of Stockholders filed with the SEC on April 18, 2019. Information about the directors and executive officers of Empire is available on Empire’s website at www.empirenb.com. Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies from Empire’s shareholders in connection with the proposed transaction may be obtained by reading the proxy statement and prospectus regarding the proposed transaction when it becomes available. Once available, free copies of the proxy statement and prospectus may be obtained as described in the preceding paragraph. This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Transaction Highlights Compelling Strategic Rationale Combined entity creates Long Island’s 6th largest bank by deposit share among regional and community financial institutions Expands Flushing’s presence across Long Island1 with entrance into Suffolk County Meets Flushing's strategic objectives by improving cost of deposits and lowering loan-to-deposit ratio Increased size and geographic reach enhances operating leverage and profitability Positive Financial Impact 10% EPS accretive in 2020 and 19% accretive in 2021 Tangible book value dilution of 7.0% at close, with an earnback of 3.2 years2 Seamless Integration Execution Empire’s asset base is 15% relative to Flushing, allowing for a manageable integration process Comprehensive financial and business due diligence completed Resulting credit marks meet Flushing's rigorous internal underwriting standards 1 Long Island consists of Nassau and Suffolk Counties 2 Using cross-over method. Calculated as time period at which Flushing’s pro forma tangible book value per share equals Flushing’s stand-alone tangible book value per share Source: Company reports, S&P Global Market Intelligence

Kings Nassau Queens Suffolk New York 108.9%3 Loans / deposits Combination Creates a Leading Long Island Franchise Lowers Flushing’s cost of deposits and improves loan-to-deposit ratio Enhances core earnings power and provides significant cost savings opportunities Expands Flushing’s geographic presence into Suffolk County ü ü ü Pro Forma Financial Highlights2 $7,9833 Assets 0.71% ROAA $6,3193 Gross Loans $678 Market cap $5,8033 Deposits ($MM) 4 5 19 Branches 4 Branches 1 Demographic data as of the quarter ended June 30, 2019 2 Based on Flushing’s estimates for the combined entity 3 Pro forma data as of the quarter ended June 30, 2019, including net deferred fees / costs 4 Based on 2020 estimated projections 5 Based on Flushing’s closing price on October 24, 2019 multiplied by pro forma outstanding shares of Flushing after giving effect to the transaction Source: Company reports, S&P Global Market Intelligence

Empire Bancorp Branch Footprint Company Highlights Financial Highlights ($MM)1 Valuable Core Deposit Franchise1 Overview of Empire Bancorp (“EMPK”) Long Island based community bank headquartered in Islandia, NY, organized around a traditional, relationship-based community bank structure Diversified loan portfolio with 45% in multi family loans and $0.7B in total loans Strong municipal banking business with over $550MM in municipal deposits Four branch offices located in Islandia, Shirley, Port Jefferson Station and Mineola 74% loan-to-deposit ratio 97% core deposits2 20% non-interest bearing deposits to total deposit Cost of deposits: 136bps Market Capitalization $100 Total Assets $1,037 Gross Loans $681 Total Deposits $925 Total Equity $79 Tang. Common Equity / Tang. assets 7.62% Non Performing Assets / Assets3 0.22% 1 Financial information as of the quarter ended June 30, 2019. Market capitalization as of October 24, 2019 2 Core deposits defined as non-time deposits 3 Non Performing Assets / Assets excludes TDRs Source: Company reports, S&P Global Market Intelligence

Expansion into Suffolk County 1 Long Island includes Nassau and Suffolk Counties. Regional banks excludes banks with assets greater than $250 billion Source: S&P Global Market Intelligence. Data as of the quarter ended June 30, 2019 Long Island Regional Banks Deposits1 Pro Forma Flushing Pro Forma Geographic Footprint New York City $2.5B Deposits 16 Branches Nassau County $2.4B Deposits 4 Branches Suffolk County $0.9B Deposits 3 Branches ($B) Suffolk Queens Kings Nassau New York

Transaction Overview 1 Based on Flushing’s closing price on October 24, 2019 of $22.06 2 Fixed based on multiplying Flushing’s 5-day VWAP of $21.44 on October 21, 2019 by the exchange ratio 3 Core deposits defined as non-time deposits Source: S&P Global Market Intelligence Consideration & Structure Aggregate deal value of $111.6MM1; Empire shareholders will have the option to elect to receive either 0.6548 shares of Flushing common stock or $14.042 in cash for each common share of Empire they own, subject to proration to ensure that 50% of the aggregate transaction consideration will be paid in the form of Flushing common stock Pro forma stock ownership: 92% Flushing Financial / 8% Empire Bancorp Valuation Multiples Premium to market: 11.7% Price / tangible book value: 1.41x Core deposit premium: 3.6%3 Price / LTM earnings: 31.3x4 Price / synergized LTM earnings: 8.8x5 Key Assumptions Cost savings of approximately 50% of Empire’s non-interest expense base (~$11.6MM, pre-tax) 75% realized in 2020 and 100% thereafter $18.0MM restructuring charge (pre-tax) Gross credit mark: $8.6MM, equal to 1.1% of Empire’s loan portfolio at close6 Core deposit intangible: 2.00% of non-time deposits, amortized over 10 years Board Seat and Advisory Board Empire’s Current Chairman and CEO Douglas Manditch to become a member of Flushing’s Board Members of Empire’s Board of Directors will be invited to participate in Flushing Advisory Board Target Closing Q2 of 2020 Requires approval of Empire’s shareholders Subject to customary regulatory approvals 4 Based on LTM earnings of $3.57MM 5 Includes impact of fully phased-in cost savings 6 Excludes the potential impact of CECL implementation on acquired loans

14.7x 0.61% 7.7% 61.1% P / LQA E2 ROAA ROATCE Efficiency 13.2x 0.69% 8.7% 59.5% P / LQA E ROAA ROATCE Efficiency 28.9x 0.33% 4.4% 81.9% P / LQA E2 ROAA ROATCE Efficiency Significant Improvement in Pro Forma Performance Metrics1 Flushing Financial Standalone 1 Financial information for the quarter ended June 30, 2019. Based on Empire’s closing price of $12.75 and Flushing’s closing price of $22.06 on October 24, 2019 2 P / LQA E defined as market capitalization as of October 24, 2019 divided by Q2 2019 net income annualized 3 Cost savings reflects a ~50% reduction of Empire Bancorp’s non-interest expense for the quarter ended June 30, 2019 Source: Company reports, S&P Global Market Intelligence Pro forma Flushing3 Empire Bancorp Standalone

Pro Forma Balance Sheet Note: Data represents bank level entity reporting data Source: S&P Global Market Intelligence. Data as of the quarter ended June 30, 2019 + Total deposits: $4.9B Total deposits: $0.9B Total deposits: $5.8B Cost of total deposits: 1.83% Cost of total deposits: 1.36% Cost of total deposits: 1.76% Pro Forma Flushing Bank Empire National Bank Reduction in Cost of Deposits Non-interest bearing MMDA/Savings, and other CDs Increases Loan Yield + Loan-to-deposit ratio (%) 115% 73% 109% Flushing Bank Empire National Bank Pro Forma Total loans: $5.6B Yield on loans: 4.48% Total loans: $0.7B Yield on loans: 4.55% Total loans: $6.3B Yield on loans: 4.49% Multi-family CRE Investor 1-4 Family C&I CRE Owner- occupied Other

Manage net loan growth and focus on yield with an emphasis on assets with the best risk-adjusted returns Increased C&I opportunity Complementary CRE capabilities Effective allocation of shareholder capital Transaction maximizes returns and optimizes shareholder value Manage credit risk Grow loan portfolio while maintaining disciplined credit risk management standards Profitable growth and expansion through new distribution channels and business lines Attractive branch expansion in Suffolk County Enhance core earnings power by improving scalability and efficiency through executional excellence Opportunities for significant cost saves Transaction Meets Flushing’s Strategic Priorities ü ü Increase core deposits, with an emphasis on non-interest bearing accounts, and continue to improve funding mix Lowers loan-to-deposit ratio Lowers cost of deposits Increases non-interest bearing deposits by 44% ü ü ü ü ü

Exhibit 99.2

Contact:

Flushing Financial Corporation: Susan K. Cullen Senior Executive Vice President, Chief Financial Officer 718-961-5400	Empire Bancorp, Inc. William Franz SVP, Director of Marketing & Investor Relations 631-348-4444

FOR IMMEDIATE RELEASE

Flushing Financial Corporation to Acquire Empire Bancorp, Inc.

Uniondale and Islandia, NY – October 25, 2019 – Flushing Financial Corporation (the “Company” or “Flushing”) (Nasdaq: FFIC), the parent holding company for Flushing Bank, and Empire Bancorp, Inc. (“Empire”) (OTC: EMPK), the parent holding company for Empire National Bank, announced today that they have entered into a definitive merger agreement for Flushing to acquire Empire in a transaction valued at an estimated $111.6 million, based on Flushing’s closing stock price on October 24, 2019. Under the terms of the merger agreement, each share of Empire common stock will be exchanged for either 0.6548 shares of Flushing common stock or $14.04 in cash, based upon the election of each Empire shareholder, subject to the election and proration procedures specified in the merger agreement (which provides for an aggregate split of total consideration of 50% Flushing common stock and 50% cash). In connection with the transaction, Empire National Bank will merge with and into Flushing Bank, with Flushing Bank as the surviving entity.

The transaction value represents 1.4x Empire’s tangible book value and a 3.6% deposit premium based on June 30, 2019 financial information. On a combined basis, the transaction is expected to be accretive to earnings by 19% in 2021, but will be dilutive to tangible book value by 7.0% at closing with a projected earn-back period of 3.2 years using the cross-over method. Completion of the transaction is subject to customary closing conditions, including receipt of regulatory approvals and the approval of Empire’s shareholders. The combined company at close is expected to have approximately $8.0 billion in assets, $6.3 billion in loans, $5.8 billion in deposits, and 23 branches in Queens, Brooklyn, Manhattan, and on Long Island.

John R. Buran, President and Chief Executive Officer of Flushing Financial Corporation, stated: “I am pleased to welcome Empire National Bank, a commercial bank with deep ties to the Long Island community and a strong track record of growth, into the Flushing Bank family. I am confident that combining our two companies will be compelling to our respective shareholders, customers, and employees. There are some strong synergies between our two organizations both culturally and operationally. We both share a similar focus towards serving small and medium sized businesses and have a similar core customer base. Additionally, we are both focused on building relationships with the communities we serve and believe strongly in giving back to those communities. This transaction will allow Flushing Bank to expand its Long Island presence with the addition of three Suffolk County locations. I am confident the Empire National Bank customers will be pleased with the warm welcome and exceptional level of service they will receive from the Flushing Bank staff. I look forward to introducing them to our digital capabilities, along with our network of retail staff, business bankers, and loan officers.”

Douglas C. Manditch, Empire Bancorp, Inc. Chairman and Chief Executive Officer, said: “I am excited by the prospects of uniting our company with Flushing Bank. Their community banking approach and customer focus is highly consistent with the model that has made us successful. I am confident that their commitment to community banking, delivering exceptional service, and the size and strength of their balance sheet will delight our customers and deliver value to our shareholders.”

Deutsche Bank Securities Inc. served as financial advisor to Flushing Financial Corporation and Arnold & Porter served as legal counsel to Flushing Financial Corporation.

Sandler O’Neill + Partners, L.P. served as financial advisor to Empire Bancorp and Fenimore, Kay, Harrison & Ford served as legal counsel to Empire Bancorp.

Conference Call

Flushing Financial will host an investor conference call and webcast on October 25, 2019 at 10:00 a.m. (ET) to discuss the proposed transaction. Interested parties are invited to listen in by dialing 1-877-509-5836. The conference call will also be simultaneously webcast at https://services.choruscall.com/links/ffic191025_1000.html and archived through October 25, 2020.

Conference Call Details

Dial-in for Live Call: 1-877-509-5836

Webcast: https://services.choruscall.com/links/ffic191025_1000.html

Dial-in for Replay: 1-877-344-7529

Replay AccessCode: 10136455

About Flushing Financial Corporation

Flushing Financial Corporation (Nasdaq: FFIC) is the holding company for Flushing Bank®, a New York State-chartered commercial bank insured by the Federal Deposit Insurance Corporation (the “Bank”). The Bank serves consumers, businesses, professionals, corporate clients, and public entities by offering a full complement of deposit, loan, equipment finance, and cash management services through its banking offices located in Queens, Brooklyn, Manhattan, and on Long Island. As a leader in real estate lending, the Bank’s experienced lending teams create mortgage solutions for real estate owners and property managers both within and outside the New York City metropolitan area. Flushing Bank is an Equal Housing Lender. The Bank also operates an online banking division consisting of iGObanking.com®, which offers competitively priced deposit products to consumers nationwide, and BankPurely®, an eco-friendly, healthier lifestyle community brand.

Additional information on Flushing Bank and Flushing Financial Corporation may be obtained by visiting the Company’s website at http://www.flushingbank.com.

About Empire Bancorp

Empire Bancorp, Inc. (OTC: EMPK) is a bank holding company for Empire National Bank, a Long Island-based independent bank that specializes in serving the financial services needs of privately-owned small and medium-sized businesses, professionals, nonprofit organizations, real estate investors and consumers through a wide variety of tailored loan and deposit products and business banking services. Empire National Bank has four full-service banking offices located in Islandia, Shirley, Port Jefferson Station, and Mineola.

Cautionary Notes on Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the proposed transaction; the expected timing of the completion of the proposed transaction; the ability to complete the proposed transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the proposed transaction; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “seek,” “plan,” “may,” “will,” “should,” “could,” “would,” “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions or negatives of these words. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither Flushing nor Empire assumes any duty and does not undertake to update any forward-looking statements. Because forward-looking statements are by their nature, to different degrees, uncertain and subject to assumptions, actual results or future events could differ, possibly materially, from those that Flushing or Empire anticipated in its forward-looking statements, and future results could differ materially from historical performance.

Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in Flushing’s Annual Report on Form 10-K as of December 31, 2018 and those disclosed in Flushing’s other periodic reports filed with the Securities and Exchange Commission (the “SEC”), as well as the possibility that the expected benefits of the proposed transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the proposed transaction may not be timely completed, if at all; that prior to the completion of the proposed transaction or thereafter, Flushing’s and Empire’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the proposed transaction; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ shareholders, customers, employees and other constituents to the proposed transaction; and diversion of management time on merger-related matters. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement and prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on

Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. For any forward-looking statements made in this report or in any documents, Flushing and Empire claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information about the Proposed Transaction

In connection with the proposed transaction, Flushing intends to file a registration statement on Form S-4 with the SEC that will include a proxy statement of Empire and a prospectus of Flushing, and Flushing will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and shareholders of Flushing and Empire are urged to carefully read the entire registration statement, proxy statement and prospectus when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed transaction. A definitive proxy statement will be sent to Empire shareholders seeking the required shareholder approvals. When available, copies of the registration statement, the proxy statement and the prospectus may be obtained free of charge from the SEC’s website at www.sec.gov, from Flushing by sending a written request to Flushing Financial Corporation, 220 RXR Plaza, Uniondale, NY 11556, Attn: Susan K. Cullen or calling 718-961-5400, or from Empire by sending a written request to Empire Bancorp, 1707 Veterans Highway, Islandia, NY 11749, Attn: William Franz or calling 631-348-4444.

Investors and shareholders are also urged to carefully review and consider Flushing’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and proxy statements. The documents filed by Flushing with the SEC may be obtained free of charge from the SEC’s website at www.sec.gov or through a link on Flushing’s website at www.flushingbank.com. These documents may also be obtained free of charge from Flushing by sending a written request to Flushing Financial Corporation, 220 RXR Plaza, Uniondale, NY 11556, Attn: Susan K. Cullen, or calling 718-961-5400.

Participants in the Solicitation

Flushing, Empire and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Empire’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Flushing and their ownership of Flushing common stock is set forth in the proxy statement for Flushing’s 2019 Annual Meeting of Stockholders filed with the SEC on April 18, 2019. Information about the directors and executive officers of Empire is available on Empire’s website at empirenb.com. Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies from Empire’s shareholders in connection with the proposed transaction may be obtained by reading the proxy statement and prospectus regarding the proposed transaction when it becomes available. Once available, free copies of the proxy statement and prospectus may be obtained as described in the preceding paragraph.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.